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                             August 15, 2023

       Mark Marinko
       Chief Financial Officer
       SunCoke Energy, Inc.
       1011 Warrenville Road , Suite 600
       Lisle , Illinois 60532

                                                        Re: SunCoke Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
August 1, 2023
                                                            File No. 1-35243

       Dear Mark Marinko:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Analysis of Segment Results, page 36

   1. We note that you present and discuss Logistics segment revenues "inclusive of intersegment sales."
Please tell us how you determined your presentation and discussion of the combined revenue
amounts inclusive of intersegment sales is appropriate.
                                                        Considering ASC
280-10-50-22 requires separate disclosure of revenues from external customers and from
other operating segments, tell us what consideration you gave to separately presenting
and discussing each revenue component within MD&A.
       Notes to Consolidated Financial Statements
       6. Properties, Plants, and Equipment, page 57

   2. We note that you present combined balances for plant and machinery and equipment within your table in
footnote 6 and within your depreciable life disclosures on page 51.
 Mark Marinko
FirstName LastNameMark Marinko
SunCoke Energy,  Inc.
Comapany
August 15, NameSunCoke
           2023        Energy, Inc.
August
Page 2 15, 2023 Page 2
FirstName LastName
         Pursuant to ASC 360-10-50-1, please separately disclose balances and depreciable lives by major class of depreciable assets.
12. Commitments and Contingent Liabilities
Black Lung Benefit Liabilities, page 63

3. We note that your black lung liability is recorded on a discounted basis. Citing applicable accounting guidance, please tell us how you determined it was appropriate to discount the liability. In doing so, explain how you determined, if true, that the timing and amounts of future cash flows are fixed or reliably determinable. We note your disclosures on page 39 that the present value of the liability is calculated by independent actuarial consultants and may be affected by certain factors, "the impact of which cannot be estimated." To the extent recognized on a discounted basis, disclose, pursuant to Question 1 of SAB Topic
         5.Y, the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position.
19. Business Segment Information, page 71

4. We note that you present the consolidated non-GAAP measures "Adjusted EBITDA" and
         "Adjusted EBITDA attributable to SunCoke Energy, Inc." in your segment footnote. We further note the cross-reference to your segment footnote on page 35 of MD&A regarding your Adjusted EBITDA reconciliation. Please note that Item 10(e)(1)(ii)(C) of
         Regulation S-K prohibits the presentation of non-GAAP measures in the financial statement footnotes. Accordingly, please remove your presentation of these non-GAAP measures from your footnotes in future filings and ensure that you include the applicable non-GAAP reconciliations within MD&A.
5. Pursuant to ASC 280-10-50-30(b), revise your segment presentation in future filings to provide a total for your reportable segments' measure of profit or loss and reconcile such total to the appropriate GAAP amount. Please note that your "Corporate and Other"
         category presented under ASC 280-10-50-15 does not represent a reportable segment and should be excluded from the reportable segment total.
Form 8-K filed August 1, 2023

Exhibit 99.2 SunCoke Energy, Inc. Slide Presentation regarding earnings SXC FCF/Share Reconciliation, page 15

6. We note that you present Free Cash Flow on a per share basis. In future filings, please remove this per share figure or tell us why this presentation complies with the guidance in
         Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations for Non-
         GAAP Financial Measures.
         In closing, we remind you that the company and its management are responsible for the
 Mark Marinko
SunCoke Energy, Inc.
August 15, 2023
Page 3

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameMark Marinko                            Sincerely,
Comapany NameSunCoke Energy, Inc.
                                                          Division of
Corporation Finance
August 15, 2023 Page 3                                    Office of
Manufacturing
FirstName LastName